DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (telephone)
                            303.988.6954 (facsimile)
                           email: ddalmy@earthlink.net



September 2, 2008


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director
      Sean Donahue, Staff Attorney


Re:  Quartz Ventures, Inc.
     Amendment No. 1 to Form S-1
     File No. 333-152754


To Whom It May Concern:

On behalf of Quartz Ventures, Inc., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated August 28, 2008 (the "SEC Letter") regarding Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration Statement"). We have also attached the respective pages as amended for convenience of the SEC in its review.

GENERAL

1. In accordance with the staff's comments, the table and cover page and plan of distribution section has been amended to clarify that the offering price of the shares of common stock under the Registration Statement is $0.02 per share. The disclosure further states that such shares of common stock were originally acquired in a private placement offering at the per share price of $0.01.

Securities and Exchange Commission
Page Two
September 2, 2008





OVERVIEW, PAGE 3

2. In accordance with the staff's comments, we have reviewed the contents of the Registration Statement and made revisions accordingly to ensure that all statements have been eliminated throughout that indicate that the Company may have developed any properties.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 26

3 In accordance with the staff's comments, the Registration Statement has been revised to identify the public company, Accident Prevention Plus, Inc. ("APP"), that Mr. Goodhart acted as chief executive officer and a member of the board of directors, his resignation from such positions, and the fact that APP ceased business operations and became inactive before becoming Inca Designs, Inc.

Thank you for your attention in this matter.

Sincerely,


/s/ DIANE D. DALMY
__________________
    Diane D. Dalmy